UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: July 6, 2006	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM RECEIVES FINAL DECISION OF THE 2003-2004 TAX REVIEW

Moscow and New York (July 6, 2006) – Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) today announced that it has received the final decision of the review of VimpelCom’s 2003-2004 Russian tax filings by its tax inspectorate. The decision states that the Company owes an additional 1,809 million rubles in taxes (including 349 million rubles in fines and penalties), which is approximately US$ 67.4 million (including approximately US$ 13 million in fines and penalties).

Over 55% of the amount set forth in the final decision relates to the tax inspectorate claiming that, in their opinion, the Company incorrectly deducted doubtful and bad subscriber debt which, however, can be partly deductible in 2005.

In light of the fact that, in the course of the Company’s discussions about the preliminary tax act with the tax inspectorate, the Company and the tax inspectorate agreed that refunds to the Company’s subsidiaries that have been merged with and into the Company in the amount of 362 million rubles, which is approximately US$ 13.5 million, may be used by the Company and that the Company earlier received confirmation that it overpaid 2003-2004 taxes in the amount of 795 million rubles, which is approximately US$ 29.6 million, the total net amount to be paid is 652 million rubles, which is approximately US$ 24.3 million.

VimpelCom does not agree with the claims of the tax authorities and plans to subsequently appeal its position in court, which may result in a further decrease of the above mentioned amount.

VimpelCom Group (Beeline trademark) comprises cellular operators providing their services in Russia and Kazakhstan, as well as newly acquired cellular operators in Ukraine, Tajikistan and Uzbekistan. The VimpelCom Group’s license portfolio covers approximately 232 million people. Geographically it covers 78 regions in Russia (with 136.5 million people, representing 94% of Russia’s population) as well as the entire territories of Kazakhstan, Ukraine, Tajikistan and Uzbekistan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

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This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements about taxes that are due by VimpelCom and that VimpelCom will appeal, or otherwise object to, the acts and decisions of the tax inspectorate. There can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles or different tax principles that additional taxes are due from VimpelCom or other entities within the VimpelCom group for the same or other tax years. The adverse resolution of these and other tax matters that may arise could have a material adverse effect on VimpelCom’s business, financial condition and results of operations, including an event of default under VimpelCom’s outstanding indebtedness. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin VimpelCom (Moscow) Tel: 7 (495) 974-5888 Investor_Relations@vimpelcom.com	Peter Schmidt/Michael Polyviou Financial Dynamics Tel: 1 (212) 850-5600 mpolyviou@fd-us.com